Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Drill Results from the Urucum North Underground Project at the Tucano Gold Mine

Drilling to be incorporated into an updated resource model for mine planning of the high-grade underground zones

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, May 31, 2022 – Great Panther Mining Limited (TSX: GPR) (NYSE-A: GPL) ("Great Panther" or the "Company"), a growth-oriented precious metals producer focused on the Americas, reports drill results for an additional 29 holes at the Urucum North (“URN”) underground project at the Company's wholly owned Tucano Gold Mine ("Tucano") in Brazil. URN is the most northern of a series of open pits distributed along the 7-kilometre-long belt that hosts Tucano.

Surface diamond drilling focused on a zone of multiple plunging high-grade lodes beneath the URN open pit where underground mine development studies are advancing. The resource conversion drill program, which commenced in 2021, was completed in April 2022 and totalled 18,948 metres (“m”) in 48 drill holes. Drill results from the first 19 holes were announced in a news release dated July 22, 2021. Highlights from the remainder of the drill program are presented below and significant intercepts are presented in Table 1.

Highlights (all intervals are estimated true mineralization widths)

  21URNDD028 2.5 m @ 5.80 g/t Au from 342 m
  21URNDD028 3.8 m @ 4.71 g/t Au from 409 m
  21URNDD049 3.9 m @ 7.65 g/t Au from 114 m
  21URNDD051 3.0 m @ 4.65 g/t Au from 139 m
  21URNDD053 3.7 m @ 6.20 g/t Au from 432.2 m

Great Panther Chair and Interim CEO, Alan Hair, commented: "The zones of deeper, higher-grade mineralization being delineated at Urucum North demonstrate the potential for additional production from these underground resources in parallel with open pit operations at Tucano. In addition to the Urucum North underground zone, exploration has identified several similar potential high-grade zones associated with other pits along the seven-kilometre belt, which may also support underground production and warrant additional drilling. Drill results from the Urucum North underground will be incorporated into an updated underground resource estimate."

Table 1: Significant intersections from drilling program (post-July 22, 2021)

Drillhole Number	Depth (m)	Interval (m)	Est. True Width (m)	Grade (g/t)
21URNDD021	467	2.0	1.1	6.06
21URNDD021	531.35	3.7	2.0	3.04
21URNDD022	217	2.0	1.2	8.38
21URNDD028	342	4.0	2.5	5.80
21URNDD028	409	6.0	3.8	4.71
21URNDD033	192	6.0	2.2	4.37
21URNDD033	235	3.3	1.2	10.40
21URNDD034	237	4.0	2.2	4.46
21URNDD035	265	3.0	1.4	6.06
21URNDD035	350.7	3.3	1.6	4.50
21URNDD036	253	2.0	0.8	11.20
21URNDD039	292	3.0	1.7	6.09
21URNDD046	486.8	2.0	1.2	5.86
21URNDD049	114	9.9	3.9	7.65
21URNDD051	139	5.8	3.0	4.65
21URNDD053	432.2	5.6	3.7	6.20

Notes:

•	Significant results are intersections that gave greater than 6 g/t Au*m (est. true width)
•	URNDD = URN diamond drilling
•	Grades over 2 g/t cut-off, max 2 m internal dilution
•	True widths are estimates based on current geologic knowledge but may vary after resource modelling. Drill hole inclinations vary between 55° and 75° and mineralization is sub-vertical. Intersection azimuths may be slightly oblique to the mineralized zones as a result of access constraints due to topography and pit development
•	Assays are first carried out by the Tucano Laboratory and all resource model assays are re-analyzed by the Certified SGS Laboratory in Belo Horizonte, Brazil. On receipt, following QA/QC approval, the SGS assays replace the Tucano assays in the resource database

Diamond drilling was primarily focused on the URN high-grade zone (HGZ1), which lies less than 100 m below the planned URN final pit shell. In addition to the HGZ1 lode, drilling also identified an additional four high-grade lodes, which are being incorporated into the mine plan for Tucano. These lodes are expected to allow access to ore during early stages of ramp development prior to reaching the HGZ1 zone. The URN gold resource comprises five parallel, tabular bodies with grades ranging from 2 to 121 g/t gold and true thicknesses that range from a minimum true mining width of 2 m to 7 m (Figure 1). The gold mineralization is associated with pyrrhotite and hosted in banded iron formation and calc-silicate units. High-grade ore shoots plunge 20-30 degrees to the north.

Drill samples are analyzed for gold by fire assay at Great Panther’s onsite laboratory, with all samples to be included in the resource model re-analyzed at the certified SGS Laboratory in Belo Horizonte, where multi-element ICP analyses are also undertaken. The data is being modelled with updated mineralization and lithology wireframes being prepared for an updated resource model to support underground mine development planning.

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Engineering studies for underground development at URN are currently in progress. The drilling plan and mine planning focus is on near-term development and production largely above the -200 masl level (Figure 1) and will result in access to the top of the main high-grade zone (HGZ1) as well as provide access for reserve drilling along deeper parts of the HGZ1 and sub-parallel lodes and further infill drilling on the deeper, sub-parallel, plunging high-grade zone, shown in Figure 1.

Figure 1. Long section with gram*metre contours in Lodes 1 and 5

QUALIFIED PERSONS

On behalf of Great Panther, Nicholas Winer, Fellow AusIMM supervised the preparation of data for inclusion in, and approved, this news release. Mr. Winer is a non-independent Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

The Qualified Person has reviewed the Tucano QA/QC program. The QA/QC program for drill core includes the regular insertion of blanks, standards, and duplicates into sample batches, diligent monitoring of assay results, and necessary remedial actions. Resource drilling samples are first assayed at the Tucano onsite laboratory. All intervals with anomalous gold are submitted and re-analyzed by the Certified, SGS Geosol laboratory in Belo Horizonte by 50 g fire-assay. All SGS Geosol assays, after diligent monitoring of QA/QC and necessary remedial actions, supersede the Tucano assay results in the database for MRMR grade estimation. In addition to the data verification methodology described above, personal inspections of the Tucano property have also been completed.

ABOUT GREAT PANTHER

Great Panther is a growth-oriented precious metals producer focused on the Americas. The Company owns a portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR and on the NYSE American under the symbol GPL.

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For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the potential for additional gold production resulting from exploration activities at URN, (ii) the Company’s ability to commence production from underground resources in parallel with open pit operations, (iii) the Company’s ability to extend Tucano’s mine life, (iv) the potential for additional high-grade zones associated with other surface mines to support underground production, (v) the expectations that drilling and mine planning will result in access to the top of HGZ1 and provide access for reserve and infill drilling further below, (vi) the success of future mine and operational planning and the Company's ability to unlock the larger potential of the region at Tucano, and (vii) the Company's ability to grow as a result of exploration or from accretive acquisition opportunities in South America.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work, including plans to complete infill drilling at Tucano in 2022 without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices and inflation rates for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, including permitting for tailings dam construction in Tucano; Tucano will be able to continue to use cyanide in its operations; the Company will not be required to impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption including the Company’s ability to work with its current mining contractor in Tucano, U&M, to resolve equipment availability issues and restore contracted volume deficits without escalating to a formal dispute; the ability to fully mobilize the Company’s new mine contractor, MINAX, in Q2; that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; the Company's ability to comply with environmental, health and safety laws; the Company’s ability to comply with Brazil’s new tailings dam criteria and review processes and to secure the required permits for new tailings storage capacity beyond mid-2024 at competitive costs; and the Company’s ability to maintain its stock exchange listings. The foregoing list of assumptions is not exhaustive.

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These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, including plans for further exploration drilling and infill drilling may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; there is no certainty that the Company will be able to define a mineral resource with infill drilling and the Company is undertaking new mineral resource studies at URN and is not treating the AMC historical estimate as a current mineral resource estimate; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2025 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption including the inability of the Company to resolve concerns over lost production and equipment availability issues with contractor U&M and avoid any escalation to a formal dispute; employee and contractor relations; relationships with, and claims by, local communities; the Company's inability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined; operating or technical difficulties in mineral exploration; changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; the Company’s ability to raise additional financing to fund its operations, capital requirements or maturing debt obligations as required; the ability to maintain and renew agreements with local communities to support continued operations; ability to identify or complete acquisition opportunities or to complete acquisitions that are accretive to the Company; the potential for incremental closure bond requirements with respect to the Company's Coricancha mine and whether such requirements would have a material and adverse effect on the Company's liquidity and could require additional financing to be raised; the risk that the Company does not maintain its listing on the exchanges where it trades and that any delisting may have a material impact on the liquidity of its stock and its ability to raise capital; the potential for tailings storage facility permitting regulations in Brazil to negatively impact the Company’s ability to maintain its existing tailings facilities without any modifications and to secure new tailings capacity at competitive costs or at all; and other risks and uncertainties, including those described in respect of Great Panther in its most recent annual information form and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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